Exhibit 99.1

Golden Star Third Quarter 2015 Results Conference Call

TORONTO, Oct. 22, 2015 /CNW/ - Golden Star will be releasing its third quarter 2015 financial results before market open on October 29, 2015. The Company will conduct a conference call and webcast to discuss these results the same day at 10:00 am EDT.

The quarterly results call can be accessed by telephone or by webcast as follows:
Participants - toll free: +1 888 390 0605
Participants - toll: +1 416 764 8609
Conference ID: 63863007
Webcast: www.gsr.com

Please call in five minutes prior to the conference call start time to ensure a prompt start.

A recording of the call will be available until November 5, 2015 by dialing:
Toll free: +1 888 390 0541
Toll: +1 416 764 8677
Replay passcode: 863007#

The webcast will also be available after the call at www.gsr.com

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company with two producing mines, Wassa and Prestea, on the prolific Ashanti Gold Belt in Ghana. In 2014, Golden Star produced 261,000 ounces of gold. The Company is financed to develop underground mines below existing open pit operations which are expected to reduce unit costs further when in production from 2016. As such, the Company offers investors leveraged, un-hedged exposure to the gold price with low operational risk in a stable African mining jurisdiction in addition to significant exploration and development upside potential.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Heather Smiles, Investor Relations, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 11:55e 22-OCT-15